UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______ to ________

Commission file number 333-137857
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Unit Corporation Employees' Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unit Corporation
7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136

Unit Corporation
Employees' Thrift Plan
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

Unit Corporation
Employees' Thrift Plan
Index
December 31, 2006 and 2005

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006	10

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Unit Corporation Employees' Thrift Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Unit Corporation Employees' Thrift Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the  Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma
June 28, 2007

Unit Corporation
Employees' Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

ASSETS
Investments, at fair value
Common stock of Unit Corporation	$18,838,956	$20,383,167
Mutual funds	24,082,714	12,289,394
Guaranteed insurance contract	4,679,601	—
Participant loans	7,758	13,454
Total investments at fair value	47,609,029	32,686,015

Receivables
Employer’s contribution	4,006,447	2,790,283
Employees’ contribution	155,152	120,605
Accrued interest and dividends	—	27,970
Due from brokers	—	12,138,778
Total receivables	4,161,599	15,077,636
Net assets available for benefits, at fair value	51,770,628	47,763,651

Adjustment from fair value to contract value for
fully benefit-responsive investment contract	246,295	—
Net assets available for benefits	$52,016,923	$47,763,651

        The accompanying notes are an integral part of these financial statements.

Unit Corporation
Employees' Thrift Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005

Investment income (loss)
Interest and dividend income	$1,221,926	$384,110
Net appreciation (depreciation) in fair value
of investments	(1,663,362)	7,707,925
Total investment income (loss)	(441,436)	8,092,035

Contributions
Employer	4,195,266	2,779,774
Employee	4,795,350	3,680,530
Rollovers	232,861	135,342
Total contributions	9,223,477	6,595,646
Transfer in related to merger (Note 1)	—	1,520,063

Deductions
Distributions	(4,525,561)	(6,930,286)
Administrative expenses	(3,208)	—
Total deductions	(4,528,769)	(6,930,286)
Net increase	4,253,272	9,277,458

Net assets available for benefits
Beginning of the year	47,763,651	38,486,193
End of the year	$52,016,923	$47,763,651

        The accompanying notes are an integral part of these financial statements.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.	Description of Plan

The following description of the Unit Corporation Employees' Thrift Plan (the "Plan") provides only general information.  Participants should refer to the Plan for a more complete description of the Plan's provisions.

General and Eligibility

The Plan is a defined contribution plan covering all eligible employees of Unit Corporation (the “Company”), the Plan sponsor.  Principal Trust Company, an affiliate of Principal Financial Group (collectively “Principal”), serves as trustee for the Plan under a trust agreement dated January 1, 2006.  Previous to January 1, 2006, Bank of Oklahoma, N.A., served as trustee for the Plan under a trust agreement dated August 1, 1985.  The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (“ERISA”).

At December 31, 2005, certain funds were liquidated prior to year end and are, therefore, shown as due from brokers at December 31, 2005.

The Plan allows participation on the first day of any service month immediately upon the attainment of age 18 and completion of three months of service.

Contributions

The Plan allows participants to contribute up to 100% of their total monthly compensation (including overtime pay, bonuses and other extraordinary compensation), subject to certain limitations.  Participants who are age 50 and above may also elect to make “catch-up” contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollovers”).

The Company may contribute to the Plan a specified percentage of participant contributions as determined by the Board of Directors, limited to 117% of 6% of participant compensation for 2006 and 2005, respectively.  The Company may also contribute an additional amount from its net profits and accumulated net profits as determined from time to time by the Board of Directors.  There were no such contributions in 2006 or 2005.  The allocation of this distribution is also at the discretion of the Board of Directors.  The Company’s matching contributions for 2006 and 2005 were $4,195,266 and $2,779,774, respectively.

Transfers In

Effective February 25, 2005, the Sauer Drilling 401(k) was merged into the Unit Corporation Employees’ Thrift Plan, which resulted in $1,490,565 in assets transferred into the Plan during 2005.  There were other transfers totalling $29,498 in 2005.

Participants’ Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, if any, and Plan earnings.  Plan earnings are allocated based on account balances as of the preceding valuation date, plus the proportionate allocation of contributions received since the previous valuation date. The benefit to which a participant is entitled is that which can be derived from the participant’s vested account.

Vesting
Participants are immediately vested in all contributions including employer contributions, plus actual earnings thereon.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2006 and 2005

Payment of Benefits

Normal retirement age is 65.  Participants may generally elect the form of payment from several options, including a lump sum payment, installment payments over a specified number of years not to exceed the participant's remaining life expectancy, or by transferring to another plan which is qualified under Section 401(c) of the Internal Revenue Code.

The participant's account balance is retained in the Plan until the participant requests a payment due to termination, death, disability or retirement.  At the Plan administrative committee's discretion and with the terminated participant's consent, payment of such vested benefits may be made at an earlier date.

Withdrawals

Participants may withdraw their salary reduction contributions only upon termination, attainment of age 59–1/2 or normal retirement age, or a limited hardship ruling which has been authorized by the Plan administrative committee.  The vested portion of Company contributions may be withdrawn only upon termination of employment or attainment of age 59-1/2 if 100% vested.

Participant Loans
Except for loans outstanding in plans that are merged with the Plan, the Plan does not provide for loans to participants.

Investment Options
During 2006 and 2005, the Plan provided for the participant contributions to be invested at the election of the participant into any combination of available options.

The Unit Corporation common stock fund, consisting solely of Unit Corporation common stock,   includes contributions from the Company and participants.  All Company matching contributions are initially directed into the Unit Corporation Common Stock Fund. Once the common stock has been allocated to a participant’s account, the participant may sell the common stock and allocate the proceeds to other investment options.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Plan are presented on the accrual method of accounting.

Payment of Benefits
Distributions are recorded when paid to participants.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2006 and 2005

New Accounting Pronouncements

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value.  The adoption of this FSP did not have an effect on prior year balances as the Plan held no related investments at December 31, 2005.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (FAS No. 157). FAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands the disclosure about such fair value measurements.  FAS No. 157 is effective for fiscal years beginning after November 15, 2007.  The Plan is currently assessing the impact of FAS No. 157 on its net assets and changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments in Unit Corporation Common Stock are stated at current market value as established by quoted market prices in an active market.  Registered open-ended mutual funds are valued at the net asset value of shares held by the Plan at year end.  Participant loans are valued at outstanding principal balances, plus accrued interest, which approximates fair value.

Effective January 1, 2006, the Plan entered into a benefit-responsive investment contract with Principal.  Principal maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the contract value.  However, the Company will be assessed a penalty of 5% of the contract value if it were to discontinue the investment contract without a 12-month notification to Principal.  Pursuant to the FSP, these investments in the guaranteed insurance contracts ("GICs") are presented at fair value in the Statement of Net Assets Available for Benefits and in the table of investments held by the Plan representing 5% or more of the Plan's net assets (Note 4).  In determining the net assets available for benefits, the GICs are recorded at their contract values, which are equal to the principal balance plus accrued interest.  There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The crediting interest rates are reset every January 1 and July 1 as determined by Principal, and were 3.30% for both interest rate periods in 2006.  The average yield for 2006 was 3.31%.

The Plan presents in the statements of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2006 and 2005

Administrative Expenses

The costs of administering the Plan are borne by the Company and are not reflected in the accompanying financial statements.  Such costs totalled approximately $35,300 and $59,300 for the years ended December 31, 2006 and 2005, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

3.	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participant account balances will be distributed to participants in accordance with the Plan document.

4.	Investments

All investments were held on behalf of the Plan by the trustee under trust agreements as described in Note 1.  Investments held by the Plan representing 5% or more of the Plan’s net assets are as follows:

		Fair
	Shares	Value

December 31, 2006
Mutual funds
Principal Global Investors Lifetime
2030 Sel Fund	351,141	$4,863,308
Columbus Circle Investors LargeCap
Sel Fund	376,798	3,063,370
Neuberger & Berman Genesis Trust Fund	84,335	4,025,317
Guaranteed investment contract -
Principal Fixed Income 401(A)/(K)	362,315	4,679,601	*
Common stock of Unit Corporation	388,833	18,838,956

* Contract value is $4,925,896

December 31,2005
Mutual Funds
American Performance Cash
Management Fund	5,273,789	$5,273,789
Neuberger & Berman Genesis Trust Fund	80,412	3,904,011
Common stock of Unit Corporation	370,401	20,383,167

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2006 and 2005

During 2006 and 2005, the Plan’s investments (including gains or losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005

Mutual funds	$1,068,947	$605,158
Common stock	(2,732,309)	7,102,767
Net appreciation (depreciation) in fair value of
investments	$(1,663,362)	$7,707,925

5.	Income Tax Status

A favorable determination of the qualification of the Plan under Section 401 of the Internal Revenue Code and the tax exempt status of the Trust under Section 501 was received from the Internal Revenue Service in August 2001 covering amendments to the Plan subsequent to its previous determination letter obtained in June 1998.  There have been amendments since the August 2001 determination letter.  However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

7.	Related Party Transactions

Certain Plan investments are mutual funds managed by Principal.  Principal is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  Participant loans are also considered party-in-interest transactions.  There were no fees paid by the Plan for the investment management services for the years ended December 31, 2006 and 2005.

Additionally, certain Plan investments are shares of Unit Corporation common stock.  These transactions represent investments in the Company and, therefore, qualify as party-in-interest.  The fair value of this investment totaled $18,838,956 and $20,383,167 at December 31, 2006 and 2005, respectively.  Purchases and sales of this common stock totaled $8,376,465 and $7,181,921 in 2006, respectively.  Purchases and sales of this common stock totaled $5,882,127 and $8,694,195 in 2005, respectively.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2006 and 2005

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total investment income (loss) per the financial statements to the Form 5000 at December 31, 2006 and 2005:

	2006	2005

Total investment income (loss) per the financial statements	$(441,436)	$8,092,035
Adjustment from contract value to fair value for
fully benefit-responsive investment contract	(246,295)	—
Total earnings on investments per the Form 5500	$(687,731)	$8,092,035

Unit Corporation
Employees' Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b)	(c)		(d)	(e)
		Description of			Current
		Investment	Shares	Cost	Value

	Alliance Cap Management (Berstein) Large
	Cap Value Sel Fund	Mutual Fund	77,145	$—	$1,181,083
	Capital Research and Management AM Fds
	Grth Fd of AM F3 Fund	Mutual Fund	12,011	—	389,766
	Columbus Circle Investors LargeCap Sel Fund	Mutual Fund	376,798	—	3,063,370
	Dodge & Cox Balanced International Stock
	Fund	Mutual Fund	19,510	—	851,940
	Dreyfus Bond Market Index Investor Fund	Mutual Fund	11,275	—	112,634
	Fidelity Adv Small Cap T Fund	Mutual Fund	37,059	—	820,477
	Goldman Sachs Assets Management MidCap
	Val Sel Fund	Mutual Fund	80,399	—	1,120,787
	Mellon Equity MidCap Growth Sel Fund	Mutual Fund	5,156	—	59,039
	Neuberger & Berman Genesis Trust Fund	Mutual Fund	84,335	—	4,025,317
	Neuberger & Berman Partners Trust Fund	Mutual Fund	80,439	—	1,928,919
	PIMCO Total Return Fund	Mutual Fund	216,286	—	2,245,046
*	Principal Global Investors Lifetime Strategic
	Income Sel Fund	Mutual Fund	1,456	—	17,995
*	Principal Global Investors Lifetime 2010 Sel
	Fund	Mutual Fund	24,843	—	323,947
*	Principal Global Investors Lifetime 2020 Sel
	Fund	Mutual Fund	18,419	—	250,311
*	Principal Global Investors Lifetime 2030 Sel
	Fund	Mutual Fund	351,141	—	4,863,308
*	Principal Global Investors Lifetime 2040 Sel
	Fund	Mutual Fund	6,725	—	92,735
*	Principal Global Investors Lifetime 2050 Sel
	Fund	Mutual Fund	3,308	—	44,453
*	Principal Global Investors SmallCap Value Sel
	Fund	Mutual Fund	53,062	—	1,009,240
*	Principal Global Investors S&P 400 Index	Mutual Fund	53,253	—	774,353
*	Principal Global Investors S&P 500 Index	Mutual Fund	90,258	—	907,994

*	Principal Fixed Income 401(A)/(K)	Guaranteed Insurance	362,315	—	4,679,601
		Contract
*	Unit Corporation	Common Stock, $0.20	388,833	—	18,838,956
		par value
*	Participant loans	Interest rate of 6% to	—	—	7,758
		9% maturity
		September 28, 2007
		through
		January 15, 2009
					$47,609,029

* Represents investments which qualify as party-in-interest.

Column (d) cost information is not applicable for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIT CORPORATION EMPLOYEES' THRIFT PLAN

Unit Corporation as Administrator of the Plan

By:  /s/ Mark E. Schell                                                                                               Date: June 28, 2007
Mark E. Schell
Senior Vice President,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm